Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.  Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.  Date of Material Change

The material change occurred on September 10, 2009.

3.  Press Release

On Thursday, September 10, 2009 at approximately 1:40 p.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its Canadian Disclosure, Custom U.S. National, and European Financial
Markets networks. A copy of the press release is attached.

4.  Summary of Material Change

On September 10, 2009, the Corporation and Savings Bank of the
Russian Federation ("Sberbank") announced that their joint offer to acquire a 55% interest in Adam Opel GmbH ("Opel") has been selected by both
General Motors Company ("GM") and the Opel Trust as the preferred solution to address the future of Opel, subject to finalization of definitive agreements and other conditions.

5.  Full Description of Material Change

On September 10, 2009, the Corporation and Sberbank announced that their joint offer to acquire a 55% interest in Opel has been selected by both GM and the Opel Trust as the preferred solution to address the future of Opel. Under the offer, the acquired 55% interest in Opel would be owned 50:50 by a Magna/Sberbank consortium ("Consortium") with GM retaining a 35% interest and Opel employees acquiring 10% as part of a new labour framework. The offer contemplates a total equity investment by the Consortium of Euro 500 million over time.

Completion of the purchase remains subject to finalization of definitive agreements and other conditions, including government-backed financing and regulatory approvals.

If the transaction is completed, Magna will put in place appropriate "firewalls" to ensure a complete separation between its current auto parts business and Opel so that the confidential and proprietary information of its customers is fully protected.

6. Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Bassem A. Shakeel, Vice-President and Secretary of the Corporation at (905) 726-7070.

DATED at Aurora, Ontario the 10th day of September, 2009.